Exhibit 99.1

Absolute Software Announces Strategic Leadership Changes as Part of Next Phase of NetMotion Integration

New Leadership Appointments to Help Drive Innovation and Growth Strategy

VANCOUVER, British Columbia and SAN JOSE, Calif. — September 13, 2021 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in next generation Endpoint Resilience™ solutions, today announced leadership changes to help drive the company’s next phase of innovation and growth following its acquisition of NetMotion.

John Herrema has been appointed as Executive Vice President of Product & Strategy to lead Absolute’s product organization and drive the strategic direction of the company’s evolving product portfolio to delight customers and deliver business results. John has spent more than two decades specializing in enterprise mobility and security, focused on applying Artificial Intelligence to solve real-world security problems. Prior to joining Absolute, John served as Senior Vice President of Product Management for Blackberry, which acquired Good Technology in 2015. His pedigree includes multiple leadership and executive roles at leading technology companies, including Microsoft, Good Technology and Sprint, to name a few.

Joel Windels has been promoted to Chief Marketing Officer to lead Absolute’s marketing organization, drive demand generation, and expand brand marketing to support the company’s continued journey into the high growth Zero Trust market and the Work from Anywhere era. Joel joined Absolute in July 2021 through the NetMotion acquisition and has an impressive track record of success across all aspects of marketing for mobility, security, and fast-growth environments. He previously served on the senior executive team as Chief Marketing Officer at NetMotion and was instrumental in repositioning the company from an enterprise VPN provider to a fast-growth security platform being used at some of the world’s biggest brands. Joel oversaw global marketing and sales development teams, as well as ran the day-to-day operations of NetMotion’s second largest office in Victoria, Canada.

“I am thrilled to welcome John to Absolute and to have Joel step into the CMO role,” said Christy Wyatt, President and CEO at Absolute. “John is a veteran technologist with deep experience in building and delivering compelling security solutions that solve the most advanced security challenges the world faces today. Joel has a unique lens through which to envision the future of Absolute’s marketing organization; his deep knowledge of the Zero Trust security market makes him the ideal marketing leader to help accelerate our growth.”

“Absolute is in the midst of a major transformation as it continues enabling customers with its unique Endpoint Resilience solutions and adds new capabilities to the platform following its acquisition of NetMotion,” said John Herrema, new EVP of Product & Strategy at Absolute. “The world has changed in front of all of our eyes. I’m thrilled to be part of the Absolute team and look forward to bringing to market compelling and innovative security solutions that address our customers’ needs from the endpoint to the network edge.”

“Organizations are facing tremendous pressure to deliver powerful security capabilities faster than ever that support a Work from Anywhere model,” said Joel Windels, new Chief Marketing Officer at Absolute. “It’s an exciting time to be at Absolute right now, as we have brought together the unique capabilities of Absolute and NetMotion to deliver unmatched security, unbreakable connectivity, and productivity to today’s modern workforce.”

As part of this leadership transition, Ameer Karim, who held the position of Executive Vice President of Product Management, and Sandra Toms, who held the position of Chief Marketing Officer, will be leaving Absolute.

“I want to thank both Ameer and Sandra for their impactful contributions during their respective tenures at Absolute and we wish them well in future endeavors,” Christy Wyatt added.

To learn more about how Absolute’s undeletable defense platform enables organizations with the power of self-healing endpoints, applications, and network connections, visit www.absolute.com.

About Absolute Software

Absolute Software is a leader in next generation Endpoint Resilience solutions, delivering a unique security platform that unites the power of self-healing devices, applications, and network connectivity. Absolute is the only endpoint security provider embedded in more than half a billion devices that offers a permanent digital connection to see, manage, secure, and automatically heal every device, and provides deep insights into the health of devices, applications, and network connections. We empower customers with the critical capabilities required in a zero-trust world — enabling them to achieve a secure employee experience, a more effective IT department and a more secure organization in the work from anywhere era. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: future events and anticipated results of operations and business strategies; Absolute’s market opportunities; Absolute’s product strategies and operations; the appointment of new members to the leadership team; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions, and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its strategies and leverage its market opportunities; and the appointment of new members to the leadership team will deliver the anticipated benefits to Absolute. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recent Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), including the following particular risks: Absolute may be unsuccessful in its product strategies and operations; the appointment of the new members to the leadership team may not deliver the anticipated benefits to Absolute; and other unforeseen events, developments, or factors causing any of the aforesaid expectations and assumptions ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, ABSOLUTE SOFTWARE, and ENDOPOINT RESILIENCE are trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

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Becki Levine

press@absolute.com

858-524-9443

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Joo-Hun Kim, MKR Group

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